April 26, 2006

VIA EDGAR AND FACSIMILE

Ms. Tia Jenkins
Division of Corporation Finance
Securities and Exchange
Commission 100 F Street N.E.
Washington D.C. 20549

         Re:      Zeolite Exploration Company
                  Form SB-2 filed March 31, 2006 File No. 333-132906

Dear Ms. Jenkins:

         On behalf of Zeolite Exploration Company (the "Company"), we are responding to your letter to Mr. Xiangzhi Chen, Chief Executive Officer of the Company, dated April 6, 2006, regarding the Company's Registration Statement on Form SB-2 filed with the Commission on March 31, 2006. Supplementally, we have also enclosed the following:

         (1) Letter from Mr. John J. Geib addressing the staff's comments concerning the audit report of his firm that is included in the Registration Statement and in the Company's annual reports on Form 10-KSB;

         (2) Draft revised report of Schwartz Levitsky Feldman LLP, independent registered public accounting firm, with respect to such firm's audit of the Company's balance sheet as of July 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period from the date of inception (May 11, 2001) through July 31, 2004; and

         (3) Draft revised report of Rotenberg & Co., LLP, independent registered public accounting firm, with respect to such firm's audit of the Company's balance sheet as of July 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period from the date of inception (May 11, 2001) through July 31, 2005.

         As indicated in the enclosed letter from Mr. Geib, his firm did not perform any additional audit procedures after the October 7, 2003 date of his firm's audit report. Accordingly, the audit report of his firm included in the Company's Amendment No. 1 to Form 10-KSB for the fiscal year ended July 31, 2004



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Ms. Tia Jenkins
April 26, 2006
Page 2




filed on April 27, 2005 was subsequently corrected in Amendment No. 2 to such report filed on August 29, 2005 to eliminate the incorrect dual-date of the audit report. Mr. Geib confirms that this revised audit report was issued in accordance with auditing standards generally accepted in the United States.
Because Mr. Geib's firm completed its audit procedures and dated its audit report prior to the date on which his firm would have been required to be registered with the PCAOB, and such report addresses his firm's audit of the cumulative period from inception (May 11, 2001) to July 31, 2003, we believe that the audit report of John J. Geib included in the Company's Registration Statement should be acceptable in filings with the Commission.

         The staff's April 6, 2006 letter also states that the audit reports of Schwartz Levitsky Feldman LLP and Rotenberg & Co., LLP covering the 2004 and 2005 financial statements, respectively, are unacceptable because such reports do not address the respective cumulative periods and also refer to the unacceptable 2003 report of John J. Geib. Enclosed are draft reports of these firms as revised in response to the staff's comments to cover the respective
cumulative  periods  and  containing   specific  references  to  the  applicable
cumulative periods. The Company proposes to include these revised reports in amendments to its 2004 and 2005 annual reports on Form 10-KSB and in a pre-effective amendment to its Registration Statement. If the staff concludes that the report of John J. Geib is acceptable based on the response provided herewith, we understand from previous discussions with the staff that the revised reports of Schwartz Levitsky Feldman LLP and Rotenberg & Co., LLP also provided herewith should also be acceptable.

         We would appreciate the opportunity to discuss this submission at your earliest convenience.


                                                     Sincerely,

                                                     /S/  RAYMOND L. VELDMAN

                                                     Raymond L. Veldman

Encl.

cc:      Xiangzhi Chen
         Daniel K. Donahue, Esq.
         Jiannan Zhang, Esq.

April 26, 2006

Ms. Tia Jenkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

         Re:      Zeolite Exploration Company
                  Form SB-2 filed March 31, 2006 File No. 333-132906

Dear Ms. Jenkins:

         The purpose of this letter is to address the comments of the staff of the Division of Corporation Finance set forth in the staff's letter, dated April 6, 2006, to Mr. Xiangzhi Chen, Chief Executive Officer of Zeolite Exploration Company (the "Company"), with respect to the report of John J. Geib, Chartered Accountant, contained in the Company's Registration Statement of Form SB-2 (File No. 333-132906) filed with the Commission on March 31, 2006 (the "Registration Statement").

         The staff's letter of April 6, 2006 states that the audit reports of John J. Geib are not acceptable in documents filed with the Commission because my firm was not registered with the PCAOB and was therefore precluded from performing additional audit procedures to the Company's financial statements after October 23, 2003. Please be advised that my firm did not perform any additional audit procedures subsequent to the October 7, 2003 date of my firm's audit report.

         In response to the staff's comment letter, dated December 17, 2004, regarding the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2004 filed on November 12, 2004 (the "2004 Annual Report"), the Company filed Amendment No. 1 to the 2004 Annual Report on April 27, 2005 ("Amendment No. 1") to include an audit report of my firm with respect to the Company's balance sheets as of July 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception to July 31, 2003. The sole revision to our audit report was to represent that my firm also audited the statements of operations, changes in stockholders' equity and cash flows for the period from inception to July 31, 2003, that had been previously omitted from the report in error. The revised report was erroneously dual-dated insofar as the report was dated as of January 6, 2005 with respect to period from inception to July 31, 2003. Because no additional audit procedures were performed or required to be performed in order to include the period from inception to July 31, 2003 in my firm's report, it was incorrect to dual-date the audit report included in Amendment No. 1.

         In response to the staff's comment letter, dated August 29, 2005, regarding Amendment No. 1, the Company filed Amendment No. 2 to the Original 2004 Annual Report on November 8, 2005 ("Amendment No. 2") to include an audit

Ms. Tia Jenkins
April 26, 2006
Page 2



report of my firm with respect to the Company's balance sheets as of July 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception to July 31, 2003. This report was correctly dated as of October 7, 2003 with no dual-date for the period from inception to July 31, 2003 because no additional audit procedures were performed after October 7, 2003.

         In my opinion, my firm's revised audit report contained in Amendment No. 2 was issued in accordance with auditing standards generally accepted in the United States. Since this audit report includes the cumulative period from inception to January 31, 2003 and no audit procedures were performed by my firm after the October 7, 2003 date of our audit report, I respectfully submit that this report should be deemed acceptable for inclusion in the Registration Statement and in the Company's annual reports.


                                       Respectfully submitted,

                                       /s/ John J. Geib Professional Corporation


                                       John J. Geib
                                       Chartered Accountant

                                                                           DRAFT

REVISED REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Zeolite Exploration Company
(An Exploration Stage Company)
(A Nevada Corporation)
Surrey, British Columbia Canada

We have audited the accompanying balance sheet of Zeolite Exploration Company as at July 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period from date of inception (May 11, 2001) through July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of Zeolite Exploration Company as of July 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from date of inception (May 11, 2001) through July 31, 2003 were audited by other auditor whose reports have been furnished to us, and our opinion, insofar as it relates to the cumulative financial information for the Company for the period from date of inception (May 11, 2001) through July 31, 2003 is based solely on the reports of the other auditors.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeolite Exploration Company as at July 31, 2004 and the results of its operations and its cash flows for the year then ended and for the period from the date of inception (May 11, 2001) through July 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


       Toronto, Ontario, Canada
       September 23, 2004                        "SCHWARTZ LEVITSKY FELDMAN LLP"
                                                     Chartered Accountants

                                                                           DRAFT

         REVISED REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
  and Stockholders
Zeolite Exploration Company
(An Exploration Stage Company)
(A Nevada Corporation)
Surrey, British Columbia Canada

         We have audited the accompanying balance sheet of Zeolite Exploration Company as of July 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from date of inception (May 11, 2001) through July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of Zeolite Exploration Company as of July 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from date of inception (May 11, 2001) through July 31, 2004 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the cumulative financial information for the Company for the period from date of inception (May 11, 2001) through July 31, 2004, is based solely on the reports of the other auditors.

         We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeolite Exploration Company as of July 31, 2005, and the results of its operations and its cash flows for the year then ended and for the period from the date of inception (May 11, 2001) through July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming Zeolite Exploration Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Rotenberg & Co., LLP
Rochester, New York
  October 19, 2005